FILED PURSUANT TO RULE 424B(3)
                                                      REGISTRATION NO. 333-75789

                                   PROSPECTUS

                                12,855,519 Shares

                           THE NATIONAL REGISTRY INC.

                                  COMMON STOCK

     The stockholders of The National Registry Inc. listed on page 10 may offer and sell an aggregate of 12,855,519 shares of our common stock under this prospectus. Of these shares, 940,835 shares of common stock are issuable upon the exercise of warrants to purchase common stock and 510,499 shares are issuable upon the exercise of options to purchase common stock. The selling stockholders may offer and sell the common stock in the over-the-counter market, in block trades or other types of transactions, at prevailing market prices, or at privately negotiated prices.

         We will not receive any proceeds from the sale of the common stock. We will receive $903,335 if the warrants are fully exercised and $1,209,635 if the options are fully exercised.

         Our common stock is quoted on the NASDAQ SmallCap Market under the symbol NRID.

         The shares of common stock being offered by this prospectus are highly speculative and involve a high degree of risk.

         WE URGE YOU TO READ THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 3 WHICH DESCRIBES THE SPECIFIC RISKS ASSOCIATED WITH AN INVESTMENT IN US AS WELL AS WITH THESE PARTICULAR SECURITIES.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 16, 1999.

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED IN THIS PROSPECTUS BY REFERENCE. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3.

         We and our wholly-owned subsidiary SAFLINK Corporation, design, develop and market a suite of data and network security software products. These products use biometric technologies to more securely and conveniently identify and authenticate users on personal computers, workstations, the Internet and servers in networked computer systems. Biometric technologies identify computer users by electronically capturing a specific biological characteristic of an individual, such as a fingerprint, voice or facial shape, creating a unique digital identifier from that characteristic. That identifier is then matched against users seeking access to valuable information and transactions. Our products also include software developer kits that allow users to build applications that use biometric technologies.

         We were organized on October 23, 1991 and were the surviving corporation following the completion of a merger on February 20, 1992 with Topsearch, Inc., a publicly traded company. Our principal executive office is located at 2502 Rocky Point Drive, Suite 100, Tampa, Florida 33607, and our telephone number is (813) 636-0099.

                                  RISK FACTORS

         THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THESE SECURITIES.

WE HAVE A LIMITED OPERATING HISTORY DURING WHICH WE HAVE ACCUMULATED SUBSTANTIAL NET LOSSES AND WE MAY SUSTAIN SUBSTANTIAL LOSSES IN THE FUTURE

         From our commencement of business in October 1991 through the end of 1997, we were principally engaged in organizational, development and marketing activities. We have an accumulated net loss of approximately $47.3 million from our inception through June 30, 1999 and have had revenues of only $9.9 million during this period. In addition, we continued to accumulate net losses after that date and we may be unable to generate significant revenues or any net income in the future.

WE WILL NEED ADDITIONAL FUNDS TO MAINTAIN OUR OPERATIONS AND THE TERMS OF THE ADDITIONAL FINANCING MAY RESTRICT OUR OPERATIONS

         We believe that our existing working capital plus anticipated cash flows from sales under current contracts may be insufficient to meet our expected working capital needs after December 31, 1999. We also expect to make continued investments in researching, developing and engineering our systems, software and products to remain competitive. If we need additional working capital and are not generating sufficient additional profitable sales of our products or services, we may need to issue additional shares of common stock or securities that are convertible into common stock. Our issuances of these securities would dilute the interests of our stockholders. Additional financing may be unavailable to us or only available on terms unacceptable to us. The terms of available financing may restrict our operations.

ONE STOCKHOLDER HAS THE ABILITY TO CONTROL THE VOTE OF OUR STOCKHOLDERS

         RMS Limited Partnership, a Nevada Limited partnership indirectly controlled by Roy M. Speer, has the ability to decide the vote of our stockholders. RMS, Francis R. Santangelo and J. Anthony Forstmann are parties to a voting agreement dated March 1995 and amended in June of this year. This voting agreement provides for Mr. Santangelo and Mr. Forstmann to vote their common stock with, and as directed by, RMS. As of September 10, 1999, RMS beneficially owned 8,021,305 shares of common stock or approximately 43.3% of our common stock, Mr. Santangelo beneficially owned 1,391,710 shares of common stock or approximately 7.5% of our common stock, and Mr. Forstmann beneficially owned 776,250 shares of common stock or approximately 4.2% of our common stock.

         The agreement also provides that RMS will vote for a candidate to the board of directors nominated by Mr. Forstmann, provided his candidate is reasonably acceptable to RMS, and that RMS support a decision by Mr. Forstmann that the director he nominated be removed from office. As of September 10, 1999, RMS controls approximately 55.0% of the voting shares issued and outstanding and is in a position to control our general affairs and control the vote on most matters to be determined by our stockholders, such as electing our directors and directing our business and policies. If RMS sells the shares of common stock under this registration statement, RMS may no longer control the vote of the stockholders.

OUR COMMON STOCK MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET IF WE FAIL TO COMPLY WITH THE ELIGIBILITY AND MAINTENANCE REQUIREMENTS

         On April 20, 1999, we received a letter from the Nasdaq Stock Market, Inc. notifying us that our common stock was not in compliance with the requirements of Nasdaq Marketplace Rule 4310 (c) (2), which requires us to:

         o        maintain net tangible assets of $2 million; or

         o        maintain a market capitalization of $35 million; or

         o have recorded net income of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

         By letter dated September 3, 1999, Nasdaq confirmed that we were in compliance with the maintenance requirements as of June 30, 1999 on a proforma basis. However, Nasdaq raised concerns about our ability to maintain compliance and notified us of its desire to continue monitoring our compliance.

         We may in the future be out of compliance with the maintenance requirements. Failure to comply with the Nasdaq listing requirements would result in the delisting of our common stock from the SmallCap Market. If our common stock was delisted and excluded from trading on the SmallCap Market, it could adversely affect the market price of our common stock, the ability of holders to sell their stock and the ability of potential holders to acquire common stock.

TECHNOLOGICAL AND MARKET UNCERTAINTY MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS AND SERVICES

         Various problems may impede the development, production, distribution and marketing of our products and services. We may be limited by our financial and technical abilities in trying to solve these problems. More advanced or alternate technology employed by competitors that is unavailable to us could give those competitors a significant advantage over us. It is possible that products and services developed by our competitors will significantly limit the potential market for our products and services or render our products and services obsolete. In addition, laws, rules, regulations or industry standards may be adopted which would require us to modify our products or services or which may otherwise materially adversely affect us.

RAPID CHANGES IN TECHNOLOGY MAY REQUIRE US TO MODIFY OUR PRODUCTS AND SERVICES

         Technology employed in our industry is subject to rapid change. Our future success will depend upon our ability to keep pace with a changing marketplace. We will have to integrate new technology into our software and introduce a variety of new products and product enhancements to address the changing needs of the marketplace.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE MARKET FOR NETWORK AND INTERNET SECURITY SOFTWARE

         We compete in the highly competitive market for network and internet security software and we expect this competition to intensify as the biometric industry continues to develop. This security market is dominated by more traditional non-biometric identification and authorization techniques, such as cards, keys, passwords and personal information. A number of other companies currently offer systems in the United States incorporating biometric identification and authorization technology. In addition, several other companies produce or are developing other biometric technologies which may compete with us and our technology and may be integrated into identification and authorization products and services that are competitive with those we offer. Some examples of these technologies are: identification by eye retina blood vessel patterns, hand geometry and signature analysis.

         We compete with companies that have substantially greater resources than us and are better equipped than us. We may be unable to compete successfully against these companies or their products and services. Announcements and advances by our competitors concerning new products or features, governmental or other contracts and developments or disputes relative to patents or proprietary rights may also have an adverse material impact on our business, results of operations and prospects.

WE ARE DEPENDENT ON LICENSES OF SOFTWARE FROM THIRD PARTIES

         We have licensed rights to biometric identification and authorization software under agreements with software algorithm suppliers including Cogent Systems, Inc., ITT Industries, Inc., Learnout & Hauspie Speech Products N.V., Veridicom, Inc. and Visionics Corporation. These rights may be terminated if we fail to pay required license fees or commit any other material breach of these agreements. While we believe we are not in default of these agreements as of September 16, 1999, there is no assurance that defaults will not occur in the future or that we will make the minimum royalty payments required under these agreements. Our products can be sold without the biometric identification and authorization technology we have licensed. However, any loss of the licensed technologies could substantially impair or entirely preclude our ability to compete with products including this technology.

THE INABILITY OF COMPUTER SYSTEMS TO RECOGNIZE REFERENCES TO THE YEAR 2000 COULD DAMAGE OUR BUSINESS AND RESULTS OF OPERATIONS

         We have not fully completed our efforts to ensure that the year 2000 issue will not have a material adverse impact on our business, financial condition or results of operations. The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software or firmware may recognize a date using 00 as the year 1900 rather than 2000, which could result in miscalculations or system failures.

         We believe that all of the software we have developed for sale to others is year 2000 compliant. All of the developers of other software that we have acquired for use in our business have publicly stated that their products are year 2000 compliant. Our business or results of operations could be materially adversely affected if our software or software of others used in our business is not year 2000 compliant.

         We have not yet determined the impact that a year 2000 failure suffered by vendors, customers, suppliers or other third party service providers would have on us. We believe such a failure could have a material adverse impact on our business, financial condition and results of operations.

         We have not developed a contingency plan for dealing with any of these failures. Based on the information we have developed to date, we estimate that the costs of addressing potential problems will not have a material adverse impact on our financial condition or results of operations. Actual results may differ materially from those anticipated.

SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT OUR ABILITY TO RAISE CAPITAL AND THE MARKET PRICE FOR OUR STOCK

         After this offering, we will have outstanding 18,511,154 shares of common stock, of which 17,090,034 may be resold in the public market immediately. In addition, 1,421,120 shares of common stock are available for resale in the public market under Rule 144.

         Sales of shares of common stock in the public market or the perception that sales would occur could adversely affect the market price of our common stock. These sales or perceptions of possible sales could also impair our future ability to raise capital. In part as a result of sales or the perception of the possibility of sales of common stock under this prospectus and the registration statement of which this prospectus is a part, the market price for our common stock is likely to be volatile. It is possible that this volatility will have an adverse effect on the market price of the common stock.

THERE IS A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND WE CANNOT ASSURE YOU THAT THERE WILL BE ACTIVE PUBLIC TRADING FOR OUR COMMON STOCK IN THE FUTURE

         There is a limited public market for our common stock. The average daily trading volume of our common stock on the NASDAQ SmallCap Market over the past five years has been approximately 45,400 shares. The public trading market for our common stock has been limited, and the market price for our common stock may not necessarily reflect our value. There may not be any active public trading market for the common stock in the future.

THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE

         The market price of our common stock has been volatile and may be volatile in the future. The market price of our common stock may be impacted by events related to technology companies generally. Factors and events, including the following, may contribute to volatility and may have a significant impact on the market price of our common stock:

         o our announcements or announcements by our competitors concerning

                  -   new product developments;

                  -   governmental contracts; or

                  -   other contracts;

         o developments or disputes relating to patents or proprietary rights; and

         o        potential governmental regulation.

WE ARE EXPLORING IMPLEMENTING AN ACQUISITION STRATEGY WITH WHICH WE HAVE NO EXPERIENCE

         We are exploring a growth strategy that could include acquisitions of companies involved in related businesses including e-commerce and the Internet. We may not identify appropriate targets and we may not consummate any transactions. Any growth may result in significant dilution to our existing stockholders by the issuance of equity based securities. Any acquisitions would place substantial demands on our management, working capital and financial and management control systems. Success of any future expansion plans will depend in part upon our ability to integrate the new business segments and to continue to improve and expand management and financial control systems and to attract, retain and motivate personnel equipped to manage corporate changes. We cannot be sure that we will successfully manage these risks. If we fail to adequately manage the growth of the business, it could have a severe negative impact on our financial results and stock price.

OUR SUCCESS WILL BE DEPENDENT ON SIGNIFICANT GROWTH IN THE BIOMETRICS MARKET AND BROAD ACCEPTANCE OF PRODUCTS IN THESE MARKETS

         All of our revenues are derived from the sale of software products that utilize biometric technologies. These products represent a new approach to identity verification, which has only been used in limited applications to date. Biometric security products have not gained widespread commercial acceptance. Our success depends on the development and expansion of markets for biometric products both domestically and internationally. Further, our products may not achieve sufficient market acceptance to ensure our viability. In addition, we cannot accurately predict the future growth rate of this industry or the ultimate size of the biometric technology market.

         THE EXPANSION OF THE MARKET FOR OUR PRODUCTS DEPENDS ON A NUMBER OF FACTORS INCLUDING:

         o the cost, performance and reliability of our products and the products of our competitors;

         o        customers' perception of the benefits of these products;

         o public perceptions of the intrusiveness of these products and the manner in which firms are using the biometric information collected;

         o public perceptions regarding the confidentiality of private information; and

         o        marketing efforts and publicity regarding these products.

         The use of biometric products for some applications has been objected to on civil liberties grounds. Legislation has been proposed to regulate the use of biometric security products partly in response to these objections.

IF OUR MARKETING PARTNERS FAIL TO PROMOTE OUR PRODUCTS, WE MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUE

         A significant portion of our revenues come from sales to marketing partners such as original equipment manufacturers, distributors, value-added distributors and resellers. Some of these relationships are formalized in agreements; however, these agreements are often terminable with little or no notice or penalty and may be subject to periodic amendment. The failure of our marketing partners to promote our products would severely limit our ability to generate revenue. We cannot control the amount and timing of resources that our marketing partners devote to their activities on our behalf and there is a risk that these parties may not actively promote our products.

         We intend to continue to seek strategic relationships to distribute and sell some of our products. However, we may be unable to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

WE HAVE NEVER PAID AND DO NOT EXPECT TO PAY DIVIDENDS

         We have not previously paid any dividends on our common stock and intend to follow a policy of retaining all of our cash flow from operations, if any, to finance the development and expansion of our business.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of the Securities Act or the Securities Exchange Act. These forward-looking statements involve risks and uncertainties. Words such as "believe," "expect," "intend," "plan," "anticipate," "likely," "will," and similar expressions are intended to identify these forward-looking statements. Our actual results may differ significantly from the results discussed in these forward-looking statements.


         These forward-looking statements are subject to risks, uncertainties and occurrences which could cause actual results to differ materially from future results expressed or implied by the statements. See "Risk Factors" above and our periodic reports and other documents filed with the Securities and Exchange Commission for further discussions of some of the risks, uncertainties and other factors applicable to us, our business and the shares proposed to be sold by this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from any sales by the selling stockholders of common stock under this prospectus. If all the warrants to purchase the common stock covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $903,335. If the options to purchase the common stock covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $1,209,635. These amounts would be added to and used by us for working capital purposes, including for developing, testing, marketing and selling our products and services.

                              SELLING STOCKHOLDERS

         A total of 12,855,519 shares of common stock are being registered in this offering for the account of the selling stockholders. Up to 9,722,515 shares of common stock being registered in this offering were originally issued upon conversion of shares of our Series C preferred stock. The shares issuable upon conversion of the Series C preferred stock are being registered under registration rights granted as part of the original issuance of these securities. Up to 518,920 shares of common stock may be offered after the exercise of options granted to some of our employees, directors and consultants.

         Up to 100,000 shares of common stock may be offered by Clearwater Fund III, L.P. after its exercise of a warrant to purchase common stock at an exercise price of $0.625 per share. These warrants are exercisable at any time and from time to time through February 4, 2002. These shares are being registered under registration rights granted as part of the original issuance of these securities. The warrant was issued as part of the sale by Clearwater of its shares of our Series C preferred stock to RMS Limited Partnership and Francis R. Santangelo. An outstanding warrant to purchase up to 47,619 shares of common stock at an exercise price of $15.675 previously held by Clearwater was cancelled as part of the transaction.

         We issued 1,681,670 shares of common stock and warrants to purchase up to 840,835 shares of common stock in our recent private offering. These warrants are exercisable at a price of $1.00 per share at any time and from time to time through July 23, 2001. These shares are being registered under registration rights granted as part of the original issuance of these securities.

         The table below presents information about persons for whom we are registering the shares for resale to the public. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholders listed below:


                                                                NUMBER OF
                                  NUMBER OF                      SHARES
                                   SHARES        NUMBER OF     BENEFICIALLY
                                BENEFICIALLY    SHARES THAT    OWNED AFTER
NAME                               OWNED        MAY BE SOLD      OFFERING
----                             -----------    ------------   ------------
RMS Limited Partnership          8,021,305      7,414,138        607,167(1)
Francis R. Santangelo            1,391,710(2)   1,358,377(3)      33,333(2)
Clearwater Fund III, L.P.        1,100,000(4)   1,100,000(4)           0
J. Anthony Forstmann               776,250         92,917(5)     683,333
Frank M. Devine                    331,666        283,333(5)      48,333
Hector J. Alcalde                  110,000         50,000(5)      60,000
Jeffrey P. Anthony                 366,667          4,167(5)     362,500
Karen M. Blonder                    19,863          1,667(5)      18,196
Timothy J. Brown                    73,916            833(5)      73,083
Gregory D. Cahue                     8,584            417(5)       8,167
Mary L. Collins                     18,250            833(5)      17,417
Cherylann M. George                 27,832          1,333(5)      26,499
Walter G. Hamilton                  61,333         11,666(5)      49,667
Gregory C. Jensen                  104,333          1,667(5)     102,666
Colleen M. Madigan                  61,333          8,333(5)      53,000
Harvey Mandel                        2,500          1,250(5)       1,250
William A. Rogers                      833            833(5)           0
Maril Zbik                           7,917          1,250(5)       6,667
Abington Capital                   150,000        150,000(6)           0
Jim Agate                           75,000         75,000(6)           0
Andy Batkin                        150,000        150,000(6)           0
Robert Cleary                       75,000         75,000(6)           0
Nicholas Colabella                  25,002         25,002(6)           0
Richard P. Crane, Jr               150,000        150,000(6)           0
Davos Partners                     300,000        300,000(6)           0
David H. Furukawa                   75,000         75,000(6)           0
James T. Gallagher                  25,002         25,002(6)           0
O. G. Greene                        75,000         75,000(6)           0
Michael Hilbert                     75,000         75,000(6)           0
Lynn Hinkle                         37,500         37,500(6)           0
Caeser Kimmel                       75,000         75,000(6)           0
Candice Kimmel                      37,500         37,500(6)           0
Karen Kimmel                        37,500         37,500(6)           0
Don Klosterman                     258,333(2)     225,000(6)      33,333(2)
Anthony J. Knapp, Jr                50,001         50,001(6)           0
Deadbug Partnership                 75,000         75,000(6)           0
Nob Hill Capital Associates         30,000         30,000(6)           0
Nob Hill Capital Partners          120,000        120,000(6)           0
Ralph Olson                         37,500         37,500(6)           0
Otato Limited Partnership          225,000        225,000(6)           0
Donald P. Scanlon                   60,000         60,000(6)           0
James W. Shepperd                  112,500(7)      37,500(6)      75,000(7)
Martin Sumichrast                  150,000        150,000(6)           0
Willow Creek Capital Partners      150,000        150,000(6)           0

                                                        (FOOTNOTES ON NEXT PAGE)

(1) This amount would represent approximately 3.29% of the outstanding shares of common stock after completion of the offering covered by this prospectus.
(2) Includes 33,333 shares of common stock issuable upon exercise of outstanding options.
(3) Includes 50,000 shares of common stock issuable upon exercise of outstanding options granted outside of the 1992 Stock Incentive Plan.
(4) Includes 100,000 shares of common stock issuable upon exercise of a warrant.
(5) Represents shares of common stock issuable upon exercise of outstanding options granted outside of the 1992 Stock Incentive Plan.
(6) Represents common stock purchased and common stock issuable upon exercise of warrants purchased as part of a private placement completed on July 23, 1999.
(7) Includes 75,000 shares of common stock issuable upon exercise of outstanding options.

         J. Anthony Forstmann, Hector J. Alcalde, Frank M. Devine, Francis R. Santangelo, Jeffery P. Anthony, O. G. Greene and Don Klosterman are members of our board of directors. Since 1991, Mr. Forstmann has also served in various capacities including chairman of the board, president and chief executive officer of our company. Mr. Anthony has been our chairman of the board since March 1998 and president and chief executive officer since May 1998. James W. Shepperd is an executive officer. Karen Blonder, Timothy J. Brown, Gregory Cahue, Mary L. Collins, Cherylann George, Walter Hamilton, Gregory Jensen, Colleen Madigan, Harvey Mandel, William Rogers and Maril Zbik are present or former consultants or employees of ours.

                          DESCRIPTION OF CAPITAL STOCK

         The description of our capital stock is subject to Delaware law and to provisions contained in our amended certificate of incorporation and amended bylaws. Copies of our certificate of incorporation and bylaws have been filed as exhibits to the documents incorporated by reference into this prospectus. You should refer to those documents for a more detailed description of the provisions summarized below.

         As of September 10, 1999, our authorized capital stock consisted of:

         o 1,000,000 shares of preferred stock, of which 100,000 shares of the preferred stock are designated as Series A preferred stock and are issued and outstanding, and

         o 50,000,000 shares of common stock, of which 18,511,154 shares are issued and outstanding. Holders of our capital stock have no preemptive or other subscription rights.

         Of the authorized but unissued shares of common stock as of September 10, 1999:

         o an aggregate of 2,130,030 shares of common stock are reserved for issuance upon the exercise of options granted or which may be granted under the 1992 Stock Incentive Plan;

         o 510,499 shares of common stock are reserved for issuance upon the exercise of options granted to some directors, officers, consultants and employees outside of the 1992 Stock Incentive Plan;

         o 2,379,055 shares of common stock are reserved for issuance upon conversion of the Series A preferred stock into common stock; and

         o 1,152,522 shares of common stock are reserved for issuance upon the exercise of outstanding warrants.

COMMON STOCK

         Each holder of issued and outstanding shares of common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of common stock will have the ability to elect all of our directors.

         Subject to prior rights of any preferred stock then outstanding, holders of common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. The common stock will only be entitled to dividends after the payment of any accrued dividends on any outstanding preferred stock. We do not currently expect to pay any cash dividends on our common stock.

         Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our debts and liabilities and after prior payment in full of the liquidation preference of the preferred stock would be paid ratably to holders of common stock.

         All outstanding shares of common stock are, and any shares of common stock to be issued upon conversion of the shares of Series A preferred stock and exercise of options and warrants will be, fully paid and non-assessable.

PREFERRED STOCK

         We are authorized to issue up to 1,000,000 shares of preferred stock, 100,000 shares of which have been designated as Series A preferred stock. Our board of directors is authorized to fix the voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights and preferences of the preferred stock without stockholder approval. Our board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of NRI.

SERIES A PREFERRED STOCK

         We have issued and there was outstanding as of September 10,1999, 100,000 shares of the Series A preferred stock. Each share of the Series A preferred stock may be converted upon the election of its holder into 23.79 shares of common stock, for a total of 2,379,055 shares subject to customary anti-dilution provisions. The shares of Series A preferred stock will automatically be converted into common stock upon the date on which our cumulative gross revenues since April 28, 1992 exceeds $15 million. Cumulative revenues through June 30, 1999 are approximately $9.9 million. The holders of Series A preferred stock will not be entitled to vote on any matters submitted to our stockholders unless provided by law or our certificate of incorporation.

         The holders of Series A preferred stock will not at any time be entitled to any dividends. The shares of Series A preferred stock are not redeemable at any time.

         Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the shares of Series A preferred stock would be entitled, before any distribution or payment is made upon any other series of preferred stock or common stock, to be paid an amount equal to $100 per share. After the payment, the holders of Series A preferred stock will not be entitled to any further payment. If upon liquidation, dissolution or winding up, the assets to be distributed to the holders of Series A preferred stock are insufficient to permit payment to the holders of the preferential amount they are entitled to, then all of our assets to be distributed at that time will be distributed to the holders of Series A preferred stock. Upon any liquidation, dissolution or winding up, after the holders of Series A preferred stock are paid in full the amounts to which they are entitled to, our remaining net assets may be distributed to the holders of other series of preferred stock and to the holders of common stock.


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

WARRANTS

         We recently sold warrants which entitle their holders to purchase up to an aggregate of 840,835 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable at any time and from time to time for a period of two (2) years from July 23, 1999. There is no separate market for these warrants. The warrants may be exercised, either in whole or in part, from time to time, so long as at least 10,000 shares of common stock are purchased by a holder in any one exercise.

         The number of shares of common stock issuable upon exercise of the warrants, and the exercise price, are subject to adjustment. Circumstances that would require an adjustment include:

         o the payment by us of dividends on shares of our junior securities payable in shares of common stock;

         o subdivisions, combinations and certain reclassifications of common stock;

         o the distribution to all holders of common stock of debt securities or assets other than cash dividends, or rights or warrants to subscribe for or purchase any security with limited exceptions; and

         o the issuance of shares of common stock or rights or warrants to acquire shares of common stock to all holders of common stock, for a consideration per share less than the exercise price of the warrant then in effect.

THE DELAWARE BUSINESS COMBINATION ACT

         Section 203 of the Delaware General Corporation Law imposes a three-year moratorium on business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder or an affiliate or associate of the corporation unless:

         o the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming one before its occurrence;

         o upon consummation of the transaction resulting in a person becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and some employee stock plans; or

         o the business combination is approved by (a) the board of directors of the corporation and (b) holders of at least 66-2/3% of the outstanding shares other than those shares beneficially owned by the interested stockholder at a meeting of stockholders on or after an interested stockholder becomes one.

         The term business combination is defined generally to include mergers or consolidations of the corporation or its majority-owned subsidiary, sales, leases or other transfers or dispositions of the assets or stock of the corporation or its majority-owned subsidiary and transactions which increase an interested stockholder's percentage ownership of stock of the corporation or its majority owned subsidiary. The transaction by which RMS acquired our Series C preferred stock was approved by our board before its completion.

         Section 203 applies to corporations incorporated in the State of Delaware unless the corporation expressly elects not to be governed by this legislation. We are therefore subject to Section 203.

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

DIRECTOR AND OFFICER LIABILITY PROVISIONS

         Our certificate of incorporation contains a provision which eliminates the personal liability of directors, in their capacities as our directors to us or our stockholders for monetary damages for a breach of fiduciary duty as a director to the extent permitted by Delaware law. The provision in our certificate of incorporation does not change a director's duty of care, but it does authorize us to eliminate monetary liability for some violations of that duty, including violations based on grossly negligent business decisions which may include decisions relating to attempted changes of control of NRI. The provision does not affect the availability of equitable remedies for a breach of duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. However, in some circumstances equitable remedies may not be available as a practical matter. The provision in our certificate of incorporation in no way affects a director's liability under the federal securities laws. In addition, our bylaws indemnify our past and current directors and officers for, and provides advancements for all expense, liability and loss reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, because he is or was a director or officer of NRI.

POSSIBLE EFFECT OF SOME PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW

         It is possible that our ability to issue preferred stock and the provisions of Section 203 of the Delaware General Corporation Law may discourage other persons from making a tender offer for or acquisitions of substantial amounts of our common stock. This could have the incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of our common stock which often result from actual or rumored takeover attempts. In addition, the limited liability provisions in our certificate of incorporation concerning directors and the indemnification provisions in our bylaws concerning directors and officers may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though the action, if successful, might otherwise have benefitted us and our stockholders. Furthermore, a stockholder's investment in NRI may be adversely affected if costs of settlement and damage awards against our directors and officers are paid by us under the indemnification provisions contained in our bylaws described above.

TRANSFER AGENT

         The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91201.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Holders of substantially all of our 18,511,154 outstanding shares of common stock as of September 10, 1999 may sell their shares publicly or have the right to require registration of their shares to permit public sales. As of September 10, 1999, holders of substantially all of the approximately 1,152,522 shares of common stock issuable upon the exercise of outstanding warrants may sell those shares publicly or have the right to require registration of the shares to permit public sale. The 2,379,055 shares of common stock issuable upon conversion of the shares of our Series A preferred stock may also be sold in the public market subject to certain limitations under Rule 144.

         Furthermore, as of September 10, 1999, we had previously granted and there were outstanding and unexercised under our 1992 Stock Incentive Plan, options to purchase an aggregate of approximately 1,611,110 shares of common stock. In addition, there are approximately 518,920 shares of common stock available for future grants of options under this plan. We have registered under the Securities Act all of the shares of common stock that may be issued upon exercise of the these stock options. These shares of common stock will be eligible for sale by their holders to the general public without further registration or compliance with the requirements of Rule 144, except that our affiliates must comply with the volume limitations of Rule 144. In addition, as of September 10, 1999 we had previously granted outside of the 1992 Stock Incentive Plan options to purchase an aggregate of approximately 510,499 shares of common stock to some directors, officers, consultants and employees. We are registering for re-sale the shares of common stock that may be issued upon exercise of the stock options as part of the registration statement of which this prospectus is a part. On September 8, 1999, our board approved, subject to stockholder approval, increasing the shares of common stock authorized under the 1992 Stock Incentive Plan from 2.5 million shares to 4.5 million shares and granted, subject to stockholder approval, options to purchase up to 829,000 shares.

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

         If any of the shares of common stock mentioned above were sold, whether under a registration statement, through a transaction undertaken in compliance with Rule 144 or through another transaction, the public market, if any, of our common stock could be adversely affected.

RULE 144

         In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         o 1% of the number of shares of common stock then outstanding, which will equal approximately 185,100 shares immediately after this offering; or

         o the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 concerning the sale.

         Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

         Under Rule 144(k), a person who is not considered to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without following the requirements described above. Therefore, unless otherwise restricted, these shares may be sold immediately.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

         o        on the NASDAQ SmallCap Market;

         o        in the over-the-counter market;

         o in transactions other than on the NASDAQ SmallCap Market or in the over-the-counter market;

         o        in privately negotiated transactions;

         o        in connection with short sales of our shares;

         o        by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

         o        in a combination of any of the above transactions.

         The selling stockholders may sell their shares of common stock at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices.

         When the selling stockholders sell their shares of common stock, we will prepare a prospectus supplement if necessary. A prospectus supplement would list the number of shares of common stock being offered and the terms

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

of the offering, including the proposed selling price to the public. The selling stockholders may use broker-dealers to sell their NRI shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of NRI shares for whom they acted as agents.

         In connection with this registration of common stock, we will pay all of the expenses, including fees and expenses relating to required Securities and Exchange Commission and Nasdaq filings and in compliance with applicable state securities or blue sky laws. We will not pay underwriting discounts and selling commissions, or the fees and expenses of any counsel or other advisors for the selling stockholders.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois or New York, New York. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

         This material can also be read at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange
Act:

          o Annual report on Form 10-K for the year ended December 31, 1998;

          o Quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

          o       Current report on Form 8-K, filed on July 26, 1999; and

          o The description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on October 19, 1992.

         We will provide a copy of each of the documents incorporated by reference upon your request at no cost. You may request a copy of these filings by writing or telephoning us at the following address:

                           The National Registry Inc.
                             c/o Investor Relations
                             2502 Rocky Point Drive
                                    Suite 100
                              Tampa, Florida 33607
                                 (813) 636-0099

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

         This prospectus is a part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus and in the documents incorporated by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                    EXPERTS

         Our financial statements appearing in the annual report on Form 10-K for the year ended December 31, 1998 were audited by Ernst & Young LLP, independent auditors, as indicated in their report in our annual report on Form 10-K. We are incorporating their report by reference in this prospectus. Those financial statements are incorporated in this prospectus by reference in reliance upon the report given upon the authority of Ernst & Young as experts in accounting and auditing.


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

                                TABLE OF CONTENTS

                                                                   PAGE
Prospectus Summary ..............................................    1

Risk Factors ....................................................    2

Special Note Regarding Forward Looking Statements ...............    7

Use of Proceeds .................................................    7

Selling Stockholders ............................................    7

Description of Capital Stock ....................................    9

Shares Eligible for Future Sale .................................   12

Plan of Distribution ............................................   13

Where You Can Find More Information .............................   14

Experts .........................................................   15

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